Joel Bernstein

Attorney and Counselor-at-Law
Suite 104 2666 Tigertail Avenue Miami, Florida 33133	305-858-7300 Fax: 786-513-8522 Jberns@jberns.com

January 6, 2005

Ms. Cheryl Grant
Securities and Exchange Commission
Washington, DC 20549

Re:	Brandmakers, Inc. File no. 000-28184 Preliminary Schedule 14-C filed December 23, 2004

Dear Ms. Grant:

This will respond to the Staff's inquiry concerning Registrant's delinquency in filing of certain required reports under the Securities Exchange Act of 1934.

It is current management's understanding that the Registrant's financial condition required it to cut back staff and operations to such an extent that it was unable to produce financial statements meeting the requirements of the Act, beginning with the Form 10-K for the fiscal year ended June 30, 2003.

New management is endeavoring to undertake a turnaround and bring the Registrant into compliance. It filed a Form 8-K covering the change of control in November 2004. It is seeking the Registrant's books and records from the accountants and is seeking to work out the Registrant's debts with its major creditors. The reverse stock split described in the Registrant's Schedule 14-C is important to rationalize the capital structure.

The new management anticipates bringing the Registrant into full compliance with its reporting requirements within 120 days. If the Registrant determines this is not possible it anticipates filing Form 15 to terminate its registration under Section 12(g). The Registrant's common stock trades very infrequently on the over the counter market and Registrant is not aware of any improper market activity.

Registrant believes it is in the best interests of the stockholders to be able to proceed with its reverse stock split and would appreciate the opportunity to proceed with the Information Statement at this time. Thank you for your courtesies in this matter.

Yours very truly,

/s/ Joel Bernstein